

Mail Stop 3561

December 23, 2016

Gregory W. Freiberg
Chief Financial Officer
New Media Investment Group Inc.
1345 Avenue of the Americas
New York, New York 10105

> **Re: New Media Investment Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2015**
> **Filed February 25, 2016**
> **File No. 001-36097**

Dear Mr. Freiberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 75

Non-GAAP Financial Measures, page 99

1. We note your disclosure in the fifth paragraph under the heading Our Strengths on page 9, that you currently estimate you will have significant free cash flow totaling $115.0 million to $135.0 million in 2016. Please consider expanding the discussion of this Non-GAAP Financial Measure to also include a reconciliation of free cash flows to the most comparable GAAP measure and disclose how this measure is calculated. See guidance in Questions No. 102.07 and 102.10 of the Staff's C&DIs on Non-GAAP Financial Measures.

Note 3. Acquisitions and Dispositions, page 121

2. We note from your disclosure in Note 3 that on December 10, 2015 you sold the Las Vegas Review-Journal for $140 million and recognized a pre-tax gain on the sale of $57

million. In light of the fact that these assets were acquired in March 2015, please explain to us why you were able to recognize such a significant gain on the sale of these assets. As part of your response, please tell us why you believe these assets were appropriately recorded at fair value at the time of purchase in March 2015.

Note 13. Earnings (Loss) Per Share, page 147

3. We note that during 2014 and 2015 you issued stock options to the Manager. Please revise your notes to include the disclosures required by ASC 718-10-50-2.

Exhibit 32 Certifications

4. Please revise Exhibit 32.1 and Exhibit 32.2 Certifications to correct in the introductory paragraph the date of the Annual Report being reported on. In this regard, your certifications refer to the Form 10-K for the fiscal year ended December 28, 2014 rather than the fiscal year ended December 27, 2015. As such, your Annual Report on Form 10-K for the fiscal year ended December 27, 2015 should be amended in its entirety. The amended report should include currently dated Exhibit 31 Certifications and revised and currently dated Exhibit 32 Certifications. We refer you to guidance in the Staff's Compliance and Disclosure Interpretations (C&DI's), Question No. 246.14 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure